[Letterhead of Eversheds Sutherland (US) LLP]

March 8, 2017
VIA EDGAR

Jay Williamson
Senior Counsel - Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Triangle Capital Corporation
Preliminary Proxy Materials on Schedule 14A filed February 23, 2017
File No. 814-00733
Dear Mr. Williamson:
On behalf of Triangle Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00733), filed with the Commission on February 23, 2017 (the “Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. All pages of the Proxy Statement on which revisions were made in response to the Staff's comments are attached in Appendix A.

Comment No. 1: We note your statement on page 10 of the Proxy Statement that one of the Company’s current directors, Sherwood H. Smith, Jr., was not nominated by the Company’s Board of Directors (the “Board”) for election at the Company’s 2017 Annual Meeting of Stockholders (the “Annual Meeting”). Please advise the Staff, on a supplemental basis, why Mr. Smith was not nominated for re-election at the Annual Meeting.

Response: The Company advises the Staff, on a supplemental basis, that the Board did not nominate Mr. Smith for re-election at the Annual Meeting as a result of the Board’s normal course review of the composition of its members. In connection with its decision, the Board considered Mr. Smith’s age and the October 2016 appointment of an additional director to the Board. Mr. Smith will continue to serve as a member of the Board until the Annual Meeting, after which time the number of directors that constitutes the full Board will decrease to eight (8) directors from nine (9) directors.

Comment No. 2: We note that, as disclosed on page 22 of the Proxy Statement, the Company accelerated the vesting of Garland S. Tucker, III’s outstanding shares of restricted stock in connection with his retirement from his officer positions with the Company. We also note that the Company accelerated the vesting of Brent P.W. Burgess’s outstanding shares of restricted stock in connection with his resignation from the Board and from his position as the Company’s Chief Investment Officer. Please confirm that all applicable compensation plan documents allow for accelerated vesting of restricted stock under the above-described circumstances and direct the Staff to the specific provisions in such compensation plans that allow or provide for such accelerated vesting. In addition, please confirm that there are no tax consequences to the Company or to the applicable compensation plans with respect to the accelerated vesting of such shares.

Response: The Company has revised the disclosure in footnote 1 to the table on page 29 of the Proxy Statement in response to the Staff’s comment. The Company confirms, on a supplemental basis, that the Company’s Amended and Restated 2007 Equity Incentive Plan (the “Equity Incentive Plan”), under which the Company grants restricted stock awards as incentive compensation to its employees and non-employee directors, allows for the accelerated vesting of restricted stock under the above-cited circumstances. In particular, Section 7.1(b) of the Equity Incentive Plan provides that “[t]he Board may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding Restricted Share Awards.” In addition, the Company respectfully advises the Staff that Section 11 of the Equity Incentive Plan provides the Board with “the full power and authority to determine the terms and conditions that shall apply to any Award upon a termination of employment with the Company . . . .” Further, Section 13.2 of the Equity Incentive Plan generally authorizes the Board to “waive any conditions or rights under, amend any terms of or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively . . . .”

The Company also confirms on a supplemental basis that, other than the applicable tax-withholding obligations in respect of the restricted stock awards, there were no tax consequences to the Company or to the Equity Incentive Plan upon the accelerated vesting of Messrs. Tucker’s and Burgess’s restricted stock.

Comment No. 3: We note the Company’s statement on page 28 of the Proxy Statement, under the heading entitled “Annual Cash Bonuses,” that “[w]hile cash bonus awards are discretionary, the Compensation Committee will not award cash bonuses to our NEOs unless the Company achieves certain minimum operating thresholds during the year.” The Company has not, however, listed such minimum operating thresholds in the Proxy Statement disclosure, as required by Item 402(b) of Regulation S-K. Please revise the disclosure to list the minimum operating thresholds and to confirm that the Company did in fact achieve such thresholds. For guidance, please see Question 118.04 of the Commission’s Regulation S-K Compliance & Disclosure Interpretations.

Response: The Company has revised the disclosure on page 28 of the Proxy Statement, as requested.

Comment No. 4: The disclosure in the section entitled “Potential Payments upon Termination or Change in Control,” on page 39 of the Proxy Statement, refers to the limited instances in which the Company’s named executive officers would be entitled to payments or other benefits following termination of employment. We note that the payment of shares of restricted stock to Messrs. Tucker and Burgess, and the accelerated vesting of such restricted stock upon their retirement and resignation, as applicable, appear to be irreconcilable to this disclosure. Please revise the disclosure or advise the Staff as appropriate.

Response: The Company respectfully advises the Staff, on a supplemental basis, that the disclosure referenced in the Proxy Statement under the section entitled “Potential Payments upon Termination or Change in Control” accurately lists the instances in which the Company’s named executive officers would be entitled to payments or other benefits following a termination of employment and/or upon a change in control of the Company. The Company has revised the disclosure on page 39 of the Proxy Statement in order to more clearly state that, in light of the fact that the Company’s employees are not subject to any employment agreements, they are not entitled to any compensation payments or benefits upon their termination or the occurrence of a change of control of the Company except as set forth in the table on page 40 of the Proxy Statement.

The Company further advises the Staff that the Board authorized the accelerated vesting of shares of restricted stock held by Messrs. Tucker and Burgess pursuant to the discretion and authority granted to it in the Equity Incentive Plan, as more fully described in response to Comment No. 2. Further, the Company advises the Staff on a supplemental basis that the Board did not grant Messrs. Tucker or Burgess any additional shares of restricted stock in connection with their retirement or resignation, as applicable. All grants of restricted stock to Messrs. Tucker and Burgess by the Board during the fiscal year ended December 31, 2016 were made upon the recommendation of the Compensation Committee of the Board in connection with such individuals’ performance and the Company’s performance during the prior year.

Comment No. 5: We note the disclosure under the section entitled “General Terms of Awards - Options,” on page 55 of the Proxy Statement, that options must have a per share exercise price of no less than the fair market value of a share of stock on the grant date. Please clarify what the Company means by “fair market value.” For example, does fair market value correspond to the closing share price on the grant date? In addition, please clarify whether the Company may issue options at a discount to the Company’s then-current net asset value per share under the applicable compensation plan.

Response: The Company has revised the disclosure on page 55 of the Proxy Statement, as requested.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:     Steven C. Lilly, Triangle Capital Corporation
C. Robert Knox, Jr., Triangle Capital Corporation

Appendix A

Annual Cash Bonuses
We pay annual cash bonuses to reward corporate and individual achievements for the prior fiscal year. Annual cash bonuses are based on the Compensation Committee’s discretionary assessment of the Company’s and the NEO’s performance, with recommendations from the Chief Executive Officer for NEOs other than himself. While cash bonus awards are discretionary, the Compensation Committee will not award cash bonuses to our NEOs unless the Company achieves certain minimum operating thresholds during the year. The minimum operating threshold for the fiscal year ended December 31, 2016 set by the Compensation Committee in connection with the award of cash bonuses was approximately $31.3 million in net investment income before discretionary compensation. The Compensation Committee determined that the Company achieved this threshold for the fiscal year ended December 31, 2016.
On a quarterly basis, the Compensation Committee, together with input from our Chief Executive Officer, approves an accrual for the annual potential cash bonus pool. The determination of the accrual amount is based upon the Company’s current financial forecast and executive performance contributing to achieving our corporate objectives, and is subject to the sole discretion of the Compensation Committee.
The Company paid cash bonuses to NEOs in recognition of both corporate and individual 2016 performance. In particular, for the year ended December 31, 2016, we achieved the following financial highlights:

•	total investment income of $113.7 million;

•	net investment income of $65.9 million, or $1.81 per share, exclusive of one-time expenses related to the retirement of Mr. Tucker and the resignation of Mr. Burgess;

•	operating efficiency ratio of 18.6%, adjusted for the one-time expenses related to the retirement of Mr. Tucker and the resignation of Mr. Burgess; and

•	regular quarterly dividends during 2016 totaling $1.89 per share. None of these dividends constituted a return of capital to stockholders.
Mr. Poole was paid an annual cash bonus of $535,000 for 2016. Mr. Poole’s cash bonus reflects his overall responsibility for the strategic direction of our Company and his leadership in 2016, which enabled us to achieve the majority of our operational and financial objectives.
Mr. Lilly was paid an annual cash bonus of $485,000 for 2016. Mr. Lilly’s cash bonus reflects his lead role in managing all financial aspects of our Company, including his leadership in matters relating to our capital structure, the media and investor relations. Mr. Lilly’s cash bonus also reflected his service as our Chief Compliance Officer and Secretary during 2016.
Mr. Dombcik was paid an annual cash bonus of $415,000 for 2016. Mr. Dombcik's cash bonus reflects his role as a senior investment originator as well as his lead role in managing our investment portfolio, including our monitoring, valuation and restructuring activities.
Mr. Nordan was paid an annual cash bonus of $440,000 for 2016. Mr. Nordan's cash bonus reflects his role as a senior investment originator as well as his lead role in managing our origination activities, including sourcing and underwriting.
Mr. Vaughn was paid an annual cash bonus of $440,000 for 2016. Mr. Vaughn's cash bonus reflects his role as a senior investment originator as well as his lead role in managing all administrative responsibilities for the Company, including recruiting, training, staffing, performance evaluation and other human resources-related initiatives.
The Compensation Committee believes that these cash bonus awards are individually appropriate based on the Company’s 2016 performance and each individual’s contribution to the Company throughout 2016 as stated above. Such bonuses comprise a key component of the Company’s overall compensation program.

Long-Term Incentive Compensation
General
Our Board of Directors adopted the Equity Incentive Plan in order to provide stock-based awards as incentive compensation to our employees and non-employee directors. Since our IPO, our Board of Directors has chosen to utilize shares of our restricted stock, rather than stock options or other equity-based incentive compensation, as long- term incentive compensation.
We use restricted stock awards to (i) attract and retain key employees, (ii) motivate our employees by means of performance-related incentives to achieve long-range performance goals, (iii) enable our employees to participate in our long-term growth and (iv) link our employees’ compensation to the long-term interests of our stockholders. Each restricted stock award is for a fixed number of shares as set forth in an award agreement between the grantee and us. Award agreements set forth time and/or performance vesting schedules and other appropriate terms and/or restrictions with respect to awards, including rights to dividends and voting rights.
The Compensation Committee has been delegated responsibility by our Board of Directors to review the stock-based awards to employees. At the time of each award granted to each NEO, the Compensation Committee determines the terms of the award, including the performance period (or periods) and the performance objectives relating to the award. The Compensation Committee then recommends the approval of the award to the Board of Directors.
Restricted Stock Awards
The Compensation Committee generally meets in February of each year to consider the amount of restricted stock that should be awarded to our executive officers with respect to the Company's performance for the prior year. Specific performance factors that the Compensation Committee considered in determining the granting of restricted stock in February 2016 were the Company's achievement of financial and operational goals in 2015 and individual employee performance during 2015 in such areas as work ethic, proficiency and overall contribution to the Company. On February 3, 2016, the Board of Directors, upon recommendation of the Compensation Committee, granted the following awards:

Name	Number of Shares of Restricted Stock(1)
E. Ashton Poole	42,500
Steven C. Lilly	37,000
Jeffrey A. Dombcik	29,000
Cary B. Nordan	34,500
Douglas A. Vaughn	27,000
Garland S. Tucker, III	47,000
Brent P.W. Burgess	37,000

(1)
Consists of restricted stock which vests over four years from the date of grant. The shares of restricted stock granted to Messrs. Poole, Lilly, Dombcik, Nordan and Vaughn are expected to vest ratably in February of each year, beginning in February of 2017. The shares of restricted stock granted to Mr. Tucker vested in February 2016 in connection with his retirement as CEO of the Company. The shares of restricted stock granted to Mr. Burgess vested in October 2016 in connection with his resignation from the Company. In connection with each of the retirement of Mr. Tucker and the resignation of Mr. Burgess, the Board of Directors, in its discretion pursuant to authority granted to it under the Equity Incentive Plan, approved the accelerated vesting of shares of restricted stock held by such individuals.

Based on SEC rules requiring equity awards to be disclosed in the tables for the year during which they are granted, rather than earned, the executive compensation tables in this proxy statement include the restricted stock awards granted to our NEOs in February 2016, even though such awards relate to 2015 performance.

Nonqualified Deferred Compensation for 2016
The following table sets forth information concerning compensation earned by our NEO’s for 2016 under the Company’s Executive Deferred Compensation Plan.

Name	Executive Contributions in 2016 ($)	Registrant Contributions in 2016 ($)(1)	Aggregate Earnings in 2016 ($)(2)	Aggregate Withdrawals/ Distributions in 2016 ($)	Aggregate Balance at 12/31/2016 ($)(3)
E. Ashton Poole	—	$60,000	$19,464	—	$144,606
Steven C. Lilly	—	$45,000	$36,146	—	$310,213
Jeffrey A. Dombcik	—	$40,000	$31,295	—	$267,930
Cary B. Nordan	—	$40,000	$32,220	—	$276,593
Douglas A. Vaughn	—	$40,000	$31,641	—	$271,165
Garland S. Tucker, III	—	$75,000	$57,847	—	$494,582
Brent P.W. Burgess	—	$45,000	$41,660	—	$361,845

(1)
Represents amounts earned for 2015 and contributed to the Executive Deferred Compensation Plan in 2016. All of the amounts shown in this column are also reported in the 2015 line in the “All Other Compensation” column of the Summary Compensation Table.

(2)
Represents earnings on Executive Deferred Compensation Plan balances during 2016. All of the amounts shown in this column are also reported in the “All Other Compensation” column of the Summary Compensation Table for 2016.

(3)	All amounts were included in amounts reported in the “All Other Compensation” column of the Summary Compensation Table in 2016 or a prior year.
During the first quarter of 2012, the Compensation Committee of the Board of Directors approved the Company’s adoption of a non-qualified deferred compensation plan for certain senior executive officers and key employees, including the NEOs (the “Executive Deferred Compensation Plan”). The Executive Deferred Compensation Plan is an unfunded plan maintained for the purpose of providing participating executives with additional deferred compensation. Pursuant to the Executive Deferred Compensation Plan, the Company will contribute certain amounts for the benefit of the participating executives from time to time. In the future, the Company may allow participating executives to elect to contribute on a pre-tax basis up to 50% of their base salary and up to 100% of their cash bonus. The Company may elect to match a portion of such contributions. Contributions to the Executive Deferred Compensation Plan will earn a fixed rate of return. This rate of return is currently determined to equal the rate of return of a hypothetical investment in a mutual fund providing a return equal to the S&P Total Return Index. Participants will be 100% vested in any elective deferrals, and will vest in any Company contributions ratably over four years from the date of the relevant contribution. Distributions to participants are generally payable upon termination of employment.
Potential Payments upon Termination or Change in Control
This section describes and quantifies the estimated compensation payments and benefits that would be paid to our NEOs upon the occurrence of each of the following triggering events:

•	termination upon death or disability (as defined in the Equity Incentive Plan); or

•	occurrence of a change in control in the Company (as defined in the Equity Incentive Plan).
Effective February 2009, as a result of the determination by our Compensation Committee that it would be in the best interests of the Company and our stockholders for the Company to operate without employment agreements, none of our employees is party to an employment agreement with the Company. The information below describes ~~those limited instances in~~any payments or other benefits to which our NEOs would be entitled ~~to payments or other benefits~~, without employment agreements, following a termination of employment and/or upon a change in control of the ~~Company without employment agreements.~~Company. Our NEOs are “at will” employees and, except as otherwise described below, they are only entitled to payment of accrued salary and vacation time, on the same terms granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; and the number of Awards to be granted and the number of shares of our common stock to which Awards will relate. The Compensation Committee may also make all other determinations that may be necessary or advisable for the administration of the Omnibus Plan, including establishing, amending and revoking rules and regulations for its administration.
General Terms of Awards
Cash Awards. Each year, the Compensation Committee will establish award opportunities and performance targets for cash awards under the terms of the Omnibus Plan, including performance goals and payout formulas, which need not be the same for each participant. The Compensation Committee will also designate one or more performance periods, which may be based on a fiscal year or other period designated by the committee. Following the close of the performance period, the Compensation Committee will evaluate the Company’s actual performance against the performance targets to determine the actual cash award to be paid under the Omnibus Plan (if any).
The performance goals (the “Performance Goals”) are established based on one or more of the following criteria:

•	total investment income;

•	net investment income;

•	net investment income per share;

•	realized and unrealized gains and losses;

•	net increase in net assets resulting from operations per share;

•	overall credit performance of the investment portfolio; ~~liquidity; operating efficiency performance;~~

•	liquidity;

•	operating efficiency performance;

•	growth and diversification of the overall investment portfolio;

•	sustaining dividend distributions to stockholders;

•	return on average stockholders’ equity; ~~net asset value; or any combination thereof.~~

•	net asset value; or

•	any combination thereof.
In addition, to the extent consistent with 162(m) of the Code with respect to compensation intended to qualify with such section, the performance goals may be calculated without regard to certain extraordinary or pre-determined items.
Options. Options granted under the Omnibus Plan, or the Options, entitle the optionee, upon exercise to purchase shares of common stock at a specified exercise price per share. Options must have a per share exercise price of no less than the fair market value of a share of stock on the date of grant, subject to the forfeiture provisions as determined by the Compensation Committee. Under the Omnibus Plan, “fair market value” is defined as the closing sales price of our common stock on the NYSE, or any other such exchange on which our common stock is traded or, in the event there is no public market for our common stock, the fair market value as determined, in good faith, by the Compensation Committee in its sole discretion, which, for purposes of Options, will in no event be less than the net asset value of our common stock on the date of grant. The exercise period of each stock option awarded will expire on a date determined by the Compensation Committee, such date to be specified in the stock option award agreement; however, the Omnibus Plan also states that no stock option award will be exercisable after the expiration of ten years from the date such stock option was granted and no incentive stock option shall be granted more than ten years from the date the Omnibus Plan was approved by the effective date of the Omnibus Plan.
Restricted Stock Awards to Employees.    The Omnibus Plan permits the issuance of restricted stock to employees consistent with such terms and conditions as the Compensation Committee shall deem appropriate, subject to the limitations set forth therein. With respect to awards issued to our employees and officers, the Compensation Committee will determine the time or times at which such shares of restricted stock will be exercisable and the terms on which such shares will remain exercisable. Shares granted pursuant to a restricted stock award will not be transferrable until such shares have vested in accordance with the terms of the award agreement, unless the transfer is by will or by the laws of descent and distribution.